EXHIBIT 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2003		2002		2001
Earnings:
Income (loss) before income taxes	$35.6		$30.3		$45.8
Plus fixed charges	59.0		45.1		16.7
Less capitalized interest	—		—		(1.0)

	$94.6		$75.4		$61.5

Fixed Charges:
Interest charges	$56.3		$42.4		$14.4
Plus interest factor in operating rent expense	2.7		2.7		2.3

	$59.0		$45.1		$16.7

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	1.60	x	1.67	x	3.69	x